N E W S R E L E A S E

November 18, 2015

Nevsun Hires a New VP Finance

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) is pleased to announce the addition of Mr. Peter Tam to the Executive team as its new Vice President, Finance.

Nevsun CEO, Cliff Davis, commented: “Peter is another great addition to our team in Vancouver and will be an integral part of our growth.”

Mr. Tam is a senior financial executive with over 20 years of business experience.  His previous experience included roles with public companies with worldwide mining operations and development properties.  Prior to joining Nevsun, he served as CFO and Corporate Secretary for Elgin Mining from 2012 up to the date of its acquisition in September 2014.  He has also served as VP Finance for Aura Minerals and Treasurer for Thompson Creek Metals Company.  Earlier in his career, he spent 7 years at KPMG in their audit and tax advisory departments.  He holds a Bachelor of Commerce degree from the University of British Columbia, and is a Chartered Financial Analyst and a member of the Chartered Professional Accountants of Canada.

We welcome Peter to the Nevsun team.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com